April 4, 2011
VIA EDGAR
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

Re:	Clinical Data, Inc. Schedule 14D-9 Filed on March 8, 2011
Ladies and Gentlemen:
     On behalf of Clinical Data, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Third Amendment”) to the Company’s Schedule 14D-9, initially filed with the Commission on March 8, 2011, and amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on March 18, 2011, and by Amendment No. 2 to Schedule 14D-9 filed with the Commission on March 28, 2011 (as amended, the “Schedule 14D-9”). Set forth below are the Company’s responses to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated March 28, 2011 from David L. Orlic, Special Counsel. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one courtesy copy of the Third Amendment and one courtesy copy of this letter to Mr. Orlic of the Commission’s Division of Corporation Finance, Office of Mergers and Acquisitions. In addition, we are delivering to Mr. Orlic one courtesy copy of the Third Amendment marked to show the changes made to the disclosure included in the Schedule 14D-9 originally filed with the Commission.
Securityholder Tender and Support Agreement, page 12
1. Comment: We note your response to prior comment 1. You have retained a statement that the representations, warranties and covenants contained in the agreements were made only for the purpose of such agreement and solely for the benefit of the parties to the agreements. The merger agreement and support agreement were filed as exhibits to a publicly filed document. Please revise as appropriate to remove the implication that the merger agreement and support agreement do not constitute public disclosure.

     Response: Please see the Company’s updated disclosure in Item 3 of the Third Amendment beginning on page 1, reflecting its response to this comment.
Reasons for Recommendation, page 18
2. Comment: We note revised disclosure in the Offer to Purchase that the upfront consideration represents a discount to the closing market price of the shares at or around the time the offer commenced. Please tell us, with a few towards revised disclosure, what consideration the board of directors gave to this factor in determining the transactions are fair to and in the best interests of security holders.
     Response: The Company has revised the Reasons for Recommendation of the Schedule 14D-9 to provide additional disclosure relating to the recent increase in the Company’s stock price and the fact that the $30.00 in guaranteed consideration was a discount to recent market closing prices and was a negative factor considered by the board of directors in its decision to recommend the transaction. As previously disclosed in the Background of the Offer and Merger section of the Schedule 14D-9, the stock price increased shortly before the deal was negotiated and announced from $28.44 to as high as $33.90 per share. The Company believes the market price increase was due to market speculation that the Company was pursuing merger discussions and therefore the Company’s board of directors did not consider the market trading price as indicative of the fair market value of the Company or as establishing a minimum price that had to be achieved in order for the purchase price in a change of control transaction to be fair to, and in the best interests of, the stockholders of the Company. As disclosed in the Background of the Offer and Merger section, the Company conducted a thorough and competitive process. Two of the final three active bidders informed the Company, through J.P. Morgan, the Company’s financial advisor, that they could not submit a bid that was competitive with Forest’s bid or as high as $30.00 per share. In making its recommendation to the stockholders, the board of directors considered the results of this process, the Company’s strategic alternatives, including the Company’s cash position and short and long-term financing requirements, the risks of remaining a stand-alone company, the fairness opinion received from J.P. Morgan and the other factors disclosed in the Reasons for the Recommendation section of the Schedule 14D-9, as well as the negative factors, including the fact that the upfront cash purchase price was at a discount to recent public trading prices.
     We hope that the above responses and the related revisions to the Third Amendment will be acceptable to the Staff. Please do not hesitate to call me at (858) 550-6064 or Marc Recht at (617) 934-2316 with any comments or questions regarding the Third Amendment and this letter. We thank you for your time and attention.
Sincerely,
/s/ Barbara Borden
Barbara Borden

Cc:	Clinical Data, Inc. Andrew J. Fromkin C. Evan Ballantyne Caesar J. Belbel Cooley LLP Marc Recht